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March 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jeffrey Kauten

Re:	Troika Media Group, Inc.
Draft Registration Statement on Form S-1 Submitted March 4, 2021 CIK No. 000102096

Dear Mr. Kauten:

As securities counsel to Troika Media Group, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated March 18, 2021. We have submitted an amended draft Registration Statement on this date reflecting the Company’s responses. Set forth below are the Company’s responses in the same order of the comments which we repeated below.

Amendment No. 11 to Draft Registration Statement on Form S-1

Risk Factors

There is no guarantee that our PPP loan will be forgiven in whole or in part, page 17

1.	We note your disclosure that your PPP loan may not be forgiven in its entirety if you reduce employees’ salaries during the 24 weeks after the loan was received. We also note that the salary reductions and furlough in your Los Angeles office beginning on April 1, 2020. Disclose whether you expect your actions to affect the repayment status of your PPP loan.

Response: The furloughs were in the United Kingdom, not the U.S. The salary reductions of 25% for Troika employees in California met the conditions for forgiveness.

Use of Proceeds

2.	We note that you intend to use $2 million of the proceeds to discharge indebtedness. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Division of Corporation Finance

U.S. Securities and Exchange Commission
March 19, 2021

Response: All of the $2 million of the proceeds to be used to repay outstanding indebtedness was incurred in the ordinary course of business and will be repaid without interest and without fixed maturity dates.

Financial Statements, page F-1

3.	Refer to the Separation Agreement with SAB Management, LLC dated as of February 28, 2021 disclosed on page 68. Please provide disclosure of this agreement as a subsequent event or tell us the basis for your belief that disclosure is not required.

Response: This comment has been complied with as disclosure was made in the Subsequent Events footnote.

Note 9. Stockholders’ Equity, page F-24

4.	Please revise the roll-forward table of warrants granted, exercised, forfeited and expired on page F-26 to cover the six month period ending December 31, 2020.

Response: This comment has been complied with.

Please do not hesitate to call me at (516) 383-1808.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

EHL/taf

cc: Robert Machinist, CEO